EXHIBIT 99.1

Midroog Ltd. Approves Aa3.il Rating For B Communications Ltd.’s Series C Debentures That Are
Expected To Be Offered Pursuant To A Shelf Prospectus

B Communications Ltd. (the “Company”) is pleased to announce that today Midroog approved an Aa3.il with a stable outlook rating for the Company’s new Series C Debentures, in a scope of up to NIS 1.9 billion par value, that are expected to be offered pursuant to a shelf prospectus.

As previously reported, the proceeds of the sale of the new Series C Debentures, when and if issued, will be used to redeem the Company’s outstanding U.S. dollar denominated senior secured notes.

In its credit report, Midroog stated the following points:

1.	The rating of Bezeq, Aa2.il with a stable outlook, serves as the starting point for the rating of The Company's liabilities, which relies on the financial and business strength of Bezeq, the largest communications group in Israel. Midroog stated that Bezeq benefits from strong business positioning, a broad communications infrastructure, and activity in a number of segments in the communications industry.

2.	Midroog stated that, the difference between the rating of the Company and the rating of Bezeq reflects the additional credit risk arising from the deferred debt of the Company compared to Bezeq’s debt, and from the Company's reliance on Bezeq as the only source for servicing its debt.

In addition, Midroog stated that the leverage level of Bezeq’s shares held by the Company is moderate, and is compensated by strong visibility of the dividends from Bezeq and rapid debt service ratios, which support the Company's ability to decrease the level of debt in the upcoming years. This improved rating is also due to the resulting substantial reduction in the Company’s annual interest expenses following the redemption of the outstanding U.S. dollar denominated senior secured notes, while considering the dividend expected to be generated for Internet Gold, to support the debt service of the latter.

3.	In addition, Midroog stated that Bezeq operates in the communications industry, which is assessed by Midroog as having a moderate business risk, primarily in light of the intensive competition and high exposure to regulation that encouraging competition.

4.	In addition, Midroog also stated that in its base scenario estimates Bezeq will continue to generate profit and cash flows and distribute dividends in a substantial scope in accordance with its consistent policy of distributing 100% of its net profit, which, according to Midroog’s base scenario, is expected to range between about NIS 1.5-1.6 billion per year. Midroog’s base scenario assumes that the level of debt is expected to decrease materially in the upcoming years while reducing the Company’s exposure to an impairment of its base asset.

5.	Midroog also stated that the stable rating outlook reflects the assessment of Midroog’s base scenario whereby the base asset will continue to generate strong cash flows that support debt service ratios that are appropriate for the rating in the short and medium terms.

Doron Turgeman, B Communications' CEO Stated: “We are very pleased to be part of the Israeli AA group and with the high rating received by our debt. We intend to continue to operate in the future in a manner consistent with our actions during the past six years and will continue to seek to strengthen our financial stability and capital structure.”

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at: http://mayabeta.tase.co.il.

The execution of the Offering, if and when it occurs, including the structure of the Offering, its timing and scope, will be subject to appropriate market conditions, board approval, and the receipt of all required regulatory approvals, including the approval of the Israel Securities Authority and the approval of the Tel Aviv Stock Exchange for the listing of the debentures for trading.

Nothing in this report constitutes a public offering or an invitation to purchase the Company's securities.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information please visit the following Internet sites:

www.ir.bezeq.co.il

www.bcommunications.co.il

www.igld.com

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.